Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No.2 to Registration Statement No. 333-118274 of Thoratec Corporation on Form S-3 of our reports dated March 16, 2005, relating to (1) the financial statements and financial statement schedules of Thoratec Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the restatement of the pro forma stock compensation fair value disclosures for the years ended January 3, 2004 and December 28, 2002), and (2) management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Thoratec Corporation for the year ended January 1, 2005. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Francisco, California
May 6, 2004